UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Ekso Bionics Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

282644103

(CUSIP Number of Common Stock Underlying Warrants)

Mr. Nathan Harding, CEO

Ekso Bionics Holdings, Inc.

1414 Harbour Way South, Suite 1201

Richmond, California 94804

(510) 984-1761

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Michelle L. Basil, Esq.

Nutter, McClennen & Fish, LLP

155 Seaport Boulevard

Boston, MA 02210

(617) 439-2000

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$42,571,500.00	$4,947.00

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise warrants to purchase an aggregate of 30,300,000 shares of common stock (the “Offer to Amend and Exercise”), consisting of outstanding warrants to purchase 30,300,000 shares of the Company’s common stock at an exercise price of $2.00 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on January 15, 2014, January 29, 2014 and February 6, 2014 (the “Original Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $1.405 per share of common stock, which represents the average of the high and low sales price of the common stock on October 22, 2014.

(2)	Calculated by multiplying the transaction value by .0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,947.00	Filing Party: Ekso Bionics Holdings, Inc.
Form or Registration Number: 005-88365	Date Filed: October 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2014, as amended by that certain Amendment No. 1 filed with the SEC on November 10, 2014 (the “Schedule TO”), relating to an offer by Ekso Bionics Holdings, Inc. (the “Company”) to amend warrants to purchase an aggregate of 30,300,000 shares of common stock issued to investors in the Company’s private placement financings that closed on January 15, 2014, January 29, 2014 and February 6, 2014.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 1.	SUMMARY TERM SHEET
The information set forth in Item 4 below is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION

This Amendment No. 2 amends and supplements Items 1 and 4 of the Schedule TO as follows:

Clarification Regarding Who May Participate in the Offer to Amend and Exercise

Although the Company requires that holders of Original Warrants complete an accredited investor questionnaire, holders of Original Warrants are not required to be accredited investors in order to participate in the Offer to Amend and Exercise. All holders of Original Warrants at the time of their investment in the Company’s private placement financing with respect to which closings occurred on January 15, 2014, January 29, 2014 and February 6, 2014 represented to the Company that they were accredited investors as of the date of their investment. If any holders of Original Warrants have ceased to be accredited investors, we ask that they indicate as such in the accredited investor questionnaire by checking the box marked “The entity is not an ‘Accredited Investor’ because none of the above apply.”

If the Company receives a completed accredited investor questionnaire from any holder of Original Warrants that desires to participate in the Offer to Amend and Exercise indicating that such holder is no longer an accredited investor, the Company will, prior to the Expiration Date, file as part of a subsequent amendment to its Schedule TO and distribute to all holders of Original Warrants supplemental disclosure which includes all of the information required by Rule 502 of Regulation D and will extend the Expiration Date of the Offer to Amend and Exercise to the extent required under the Exchange Act and rules promulgated thereunder.

Accordingly, subsection (i) under the sub-heading “Conditions” in the Summary of Terms and subsection (i) under Section 6 “Conditions to the Offer to Amend and Exercise” in the Offer to Amend and Exercise are hereby amended by inserting the two preceding paragraphs of this “Clarification Regarding Who May Participate in the Offer to Amend and Exercise” at the end thereof.

Regulatory Plans

The Risk Factor in the section of the Offer to Amend and Exercise titled “We are subject to extensive governmental regulations relating to the manufacturing, labeling and marketing of our products” and the description of the Company’s regulatory plans in the section of the Offer to Amend and Exercise titled “Section 16. Information Regarding the Company – Governmental Regulation and Product Approval – U.S. Regulation” are hereby amended and supplemented by the information contained in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Regulatory Plans” under Item 2 of the Company’s Form 10-Q for the quarter ended September 30, 2014, as filed with the SEC on November 12, 2014 and incorporated herein by reference.

Item 10.	FINANCIAL STATEMENTS.

This Amendment No. 2 amends and supplements Item 10(a) of the Schedule TO as follows:

The Company’s unaudited financial statements as of and for the period ended September 30, 2014 set forth in Part I of the Company’s Form 10-Q for the quarter ended September 30, 2014, as filed with the SEC on November 12, 2014, are incorporated herein by reference.

The following table sets forth information regarding the Company’s ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of loss from operations, and (ii) fixed charges consist of interest expense, which includes amortization of deferred financing costs and imputed interest on the Company’s lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

	Nine months ended September 30,
	2014	2013
Ratio of Earnings to Fixed Charges	(C)	(C)

(C)	Due to the Company’s loss for the nine months ended September 30, 2014 and 2013, the ratio coverage was less than 1:1 for such period. The Company would have had to generate additional earnings of $12.5 million and $ 9.1 million for the nine months ended September 30, 2014 and 2013, respectively, to have achieved a coverage ratio of 1:1.

Item 12.	EXHIBITS.

This Amendment No. 2 amends and restates Item 12 as follows:

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants*
	(1)(B)	Offer to Amend and Exercise*
	(1)(C)	Form of Election to Consent, Participate and Exercise Warrant*
	(1)(D)	Form of Notice of Withdrawal*

	(1)(E)	Form of Amendment to Original Warrant (with respect to Offer to Amend and Exercise)*
	(1)(F)	Form of Amendment to Original Warrant (with respect to Anti-Dilution Amendment)*
	(1)(G)	Supplemental Information Letter to Holders of Original Warrants
	(5)	Report on Form 10-Q for the quarter ended September 30, 2014 (as filed with the SEC on November 12, 2014 and incorporated herein by reference)
(b)	Not applicable.
(d)	(1)	Warrant Agent Agreement, dated October 21, 2014, by and between the Company and Katalyst Securities LLC*
	(2)	Warrant Agent Agreement, dated October 21, 2014, by and between the Company and EDI Financial, Inc.*
	(3)	Registration Rights Agreement (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K, as filed with the SEC on January 23, 2014)
	(4)	“Certain Relationships and Related Party Transactions – Registration Rights” contained in Registration Statement on Form S-1 (File No. 333-195783) (as filed with the SEC on May 7, 2014, declared effective on June 20, 2014 and incorporated herein by reference)
(g)	None.
(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EKSO BIONICS HOLDINGS, INC.

By:	/s/ Nathan Harding
Name:	Nathan Harding
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: November 12, 2014